PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR DECEMBER 2005

November 4, 2005 FOR IMMEDIATE RELEASE

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable December 15, 2005 will be $0.30 Canadian per Trust Unit.  The ex-distribution date is November 21st, 2005 and the record date is November 23rd, 2005.

Using a Canadian to U.S. dollar exchange rate of 0.85, the distribution amount is approximately U.S.$0.25 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Diane Zuber
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 E-mail: investor@primewestenergy.com